October 17, 2014

United States Securities and Exchange Commission

Division of Corporation Finance

Attn: Ms. Anne Nguyen Parker

Mail Stop 7010

100 F Street, N.E.

Washington, D.C. 20549

Re:	Ultra Petroleum Corp.

Form 10-K for the Fiscal Year Ended December 31, 2013

Filed February 25, 2014

File No. 1-33614

Ladies and Gentlemen:

This letter is a reply, on behalf of Ultra Petroleum Corp., to your comment letter dated September 19, 2014 (the “Comment Letter”) from the staff of the Securities and Exchange Commission (the “Staff”) relating to our form 10-K referenced above (the “Form 10-K”).

In this letter, we reproduce the Staff’s comments in italics typeface, and make our responses in normal typeface. In addition, the numbered paragraphs of this letter correspond to the numbered paragraphs of the Comment Letter. We respectfully request the Staff provide any further comments at its convenience.

Form 10-K for the Fiscal Year ended December 31, 2013

Financial Statements

Note 15 – Disclosure about Oil and Gas Producing Activities (Unaudited), page 81

Analysis of Changes in Proved Reserves, page 83

1	We note your response to prior comments one and two, pertaining to your estimates of proved undeveloped (PUD) reserves. Your disclosures indicate that you reversed investment decisions for the development of 56% and 79% of the PUD reserves claimed at the beginning of 2012 and 2013, and that additions during these years represented 78% and 64% of the year-end estimates. You explain that the “vast majority” of both downward and upward changes are associated with revisions in your drill schedules.

The guidance in Rule 4-10(a)(31) of Regulation S-X allows you to claim PUD reserves on undrilled locations “…only if a development plan has been adopted indicating that they are scheduled to be drilled within five years, unless the specific circumstances, justify a longer time.” The guidance in the answers to Questions 131.04, 131.05 and 131.06 of our Compliance and Disclosure Interpretations of the Oil and Gas Rules, clarifies that you should have finalized your investment decisions and anticipated initiating development of the specific locations within five years, before claiming PUD reserves. You may view this guidance at the following internet address.

Letter to Division of Corporate Finance

October 17, 2014

http://www.sec.gov/divisions/corpfin/guidance/oilandgas-interp.htm

We will require further information about your reserve booking procedures to better understand the reasons your PUD reserve estimates and the underlying development schedules have been unrepresentative of your actual commitments. Please address the following points.

•	Describe the procedures that are routinely undertaken in the course of preparing your reserve estimates that are intended to ensure PUD reserves are only claimed for locations where a final investment decision has been made, and where you are able to demonstrate compliance with Rule 4-10(a)(31) of Regulation S-X. You should be able to describe those aspects and qualities of the investment decisions that are necessary in order to establish compliance with the reserve definitions. If you find that your approach does not accomplish these objectives, you should explain how you will reform your procedures to remedy this concern.

Response:

We follow a rigorous process to ensure our proved reserve estimates comply with Rule 4-10(a)(31) of Regulation S-X. Our reserve report is independently prepared by Netherland, Sewell and Associates, Inc. (“NSAI”), a nationally recognized independent oil and gas reserve engineering firm, except for two percent (2%) of our proved developed reserves attributable to properties in Utah we acquired in December 2013, which was prepared by our Reserve Management Group (defined below). NSAI has prepared our annual reserve report since 1999. All reserves work at NSAI and Ultra is performed either by, or under the direct supervision of, licensed professional engineers.

Internal to the company, our Reserve Management Group (“RMG”) is primarily responsible for the preparation of our reserve estimates and ensuring those estimates comply with applicable SEC reporting requirements. Principal members of the RMG include our Senior Vice President, Operations, a licensed professional engineer with 20 years of experience, our Director, Reservoir Engineering and Development, a licensed professional engineer with 13 years of experience, our Director, Business Development and Portfolio Strategy, a licensed professional engineer with 13 years of experience, our Manager of Reserves SOX Process, an engineer with 27 years of experience, and three of our senior reservoir engineers.

The RMG provides NSAI with technical data and supervises the objectives and scope of NSAI’s work. The RMG communicates with NSAI to explain methods and assumptions used for inputs into the reserve report including operating expenses, pricing differentials, ownership, capital assumptions, and the future development plan utilized for PUD reserves. These processes are in place to ensure all data we provide to NSAI is accurate, including detailed analysis of our historical drilling and operating costs.

As a part of the reserves process, we provide NSAI with a future development schedule. The schedule is developed by our senior management and the RMG in an iterative process involving review of historical and prospective asset performance and economic factors, and it reflects our intent, at the time the schedule is produced, to develop the locations identified in the schedule and to invest the capital required for that development. The first year of the development schedule is comprised of our initial budget for that year, and the development schedule for the subsequent

Letter to Division of Corporate Finance

October 17, 2014

years is based on our five year development plan. To ensure this five year development plan comports with SEC guidelines for PUD reserves, we invoke the following controls:

•	Comparison of annual future development costs to historical expenditures, future development plans and financial capabilities.

•	Incorporate most recent development plans and rig schedules into the future development schedule of PUDs.

•	We only schedule PUD locations if they are profitable at the economic conditions of the reserve report, measured by net present value discounted at 10% (NPV10) and using SEC mandated pricing for reserves included in financial statements.

•	NSAI evaluates every future drilling location, determines the economics of each location, and makes reserve category determinations.

Further scrutiny is then applied to this development schedule with regard to the reserve category of individual drilling locations. We invoke the following restrictions on our PUD reserves, and NSAI incorporates these restrictions into their independent reserve report:

•	Minimize or eliminate the inclusion of PUD reserves older than 5 years;

•	Minimize or eliminate the inclusion of PUD reserves scheduled to be developed beyond five years; and

•	Transfer PUDs to unproven when they do not meet the criteria above.

Independent of our internal controls, NSAI assesses our capability to execute our development plan based on our historical investments and our organizational capability.

Our first year drilling budget and our five year development plan, both of which reflect our projections of wells to be drilled and costs to be incurred, are endorsed by the RMG and ultimately approved by our senior management and Board of Directors. In addition, many of the controls in our reserves process are part of our internal controls over financial reporting, are reviewed for effectiveness by our senior management, including our chief executive officer and chief financial officer, and are audited by Ernst & Young, LLP, our independent registered accounting firm.

•	Describe the financial return criteria, including internal rates of return, underlying your decisions to claim PUD reserves for each period, explain how the criteria compares to that which has governed your decisions to not proceed with drilling as scheduled, also your decisions to actually proceed with development. Given the extent of your downward revisions, you should explain how your process of reconsidering investment decisions is consistent with having adopted the development plans, addressing also the apparent differences between the dates of booking reserves and the dates that expenditures necessary to proceed with development have been reflected in your internal budgets without subsequent revision.

Response:

Our goal is to profitably develop our properties, and we invest in projects that are expected to have internal rates of return of 10% and greater, based on prevailing commodity prices, our expected capital and operating costs, and our expected estimated ultimate recovery of our future drilling locations.

Letter to Division of Corporate Finance

October 17, 2014

By far the most significant driver in our investment decisions that has led to changes in our development plans over the past few years is commodity price. Our drilling locations are particularly sensitive to natural gas prices below $3.00 per MMBtu. Natural gas prices have been particularly volatile in a range around $3.00 per MMBtu over the last several years. Reduction in gas prices from those at the time of the reserve report can cause some of our PUD locations to become uneconomic to develop, and at the same time reduce the amount of capital we expect to have available to develop additional wells in the future. In combination, these changes can result in scaled back drilling plans.

Increases in gas prices will have the opposite effect, and may cause locations that were uneconomic at the gas price at the time of the reserve report to become economic and will provide additional anticipated capital for future development.

We only book future development locations that have positive Net Present Value discounted at 10% (“NPV10”) at SEC pricing, and we use SEC pricing (historical) to establish the economic framework of our reserve report. However, when executing our development plans, we use the market view of future pricing, the “forward strip”. As SEC pricing and the forward strip diverge in a given year, our development plan will diverge from the development plan reflected in our reserve report (i.e., based on SEC pricing). As a company whose revenues are primarily generated from sales of natural gas, we respond to changes in pricing to maximize profitability for our shareholders.

To illustrate the significant impact of pricing on our business planning, see the Chart 1 and Table 1 below. In general, we prepare our reserve reports between October and January, and our budgets and long term plans are finalized the following February. Chart 1 and Table 1 below demonstrate how, between October and March of the last three years, volatile gas prices and changes in market sentiment (represented by the forward strip) differed widely from the trailing 12-month year-end average natural gas prices (SEC prices) used in our reserve reports.

Chart 1:

Average 12-month forward strip pricing between October-March for the last three years compared with SEC pricing for the last three years:

Letter to Division of Corporate Finance

October 17, 2014

Table 1:

Average 12-month forward strip pricing between October-March for the last three years compared with SEC pricing for the last three years:

	Henry Hub pricing, $/MMBtu
	Oct-11	Nov-11	Dec-11	Jan-12	Feb-12	Mar-12
12mo Strip Avg	4.08	3.98	3.84	3.31	2.90	2.97
YE11 SEC Price	4.12	4.12	4.12	4.12	4.12	4.12

	Oct-12	Nov-12	Dec-12	Jan-13	Feb-13	Mar-13
12mo Strip Avg	3.85	3.86	3.73	3.50	3.63	3.75
YE12 SEC Price	2.76	2.76	2.76	2.76	2.76	2.76

	Oct-13	Nov-13	Dec-13	Jan-14	Feb-14	Mar-14
12mo Strip Avg	3.83	3.63	4.00	4.27	4.57	4.54
YE13 SEC Price	3.67	3.67	3.67	3.67	3.67	3.67

To illustrate how the economic criteria for booking PUD reserves compares to the economic criteria that governed our decisions to change our development plans, a narrative of reserve reporting over the last three years is useful.

In 2011, we were operating eight drilling rigs in Pinedale field, and Shell and Anadarko were each operating multiple drilling rigs on properties in which we own an interest in Pennsylvania. At year-end 2011, the trailing 12-month average Henry Hub natural gas price was $4.12/MMBtu, and the forward strip for 2012 was at $3.84/MMBtu. The bulk of our portfolio is highly economic at those prices. Thus the five year development plan accounted for in our year-end 2011 reserve report reflected our plan to continue developing Pinedale field with eight drilling rigs and to continue participating in economic non-operated wells in Pennsylvania. This development plan required $4.0 billion of capital over 5 years, and it reflected a widespread development of our Pinedale field and Pennsylvania assets and 1,867 future drilling locations.

Then at the beginning of 2012, the economic landscape changed rapidly, and the forward strip for natural gas prices plummeted from $3.84/MMBtu in December 2011 to $2.90/MMBtu in February 2012. Spot natural gas prices bottomed in April 2012 at an average gas price of $2.00/MMBtu. In response to these changes, we cut our projected capital spending drastically over the course of 2012 as projects we had anticipated conducting became uneconomic at the new lower gas prices. For one example, during 2012, we reduced our operated fleet of drilling rigs in Pinedale field from eight at the beginning of the year to two at the end of the year.

The SEC trailing 12-month average natural gas price at year-end 2012 was $2.76/MMBtu. At those prices, some of the drilling locations in our portfolio are uneconomic to drill, and as a result, our reserve report and our future development plan changed substantially compared to year-end 2011. The activity levels reflected in the development plan we used for our reserve report at year-end 2012 were much lower than 2011, and the year-end 2012 reserves looked very different from our year-end 2011 reserve report. Our PUD capital decreased from $4.0 billion at year-end 2011 to $1.3 billion at year-end 2012. Naturally, with lower PUD capital, the volumes of PUD reserves in our year-end 2012 reserve report were also lower.

Letter to Division of Corporate Finance

October 17, 2014

In late 2012, the economic landscape changed again as natural gas prices and market sentiment for natural gas prices improved. By the fourth quarter of 2012, the forward strip for natural gas prices increased to average $3.41/MMBtu during the Q1 2013. As our portfolio became increasingly economic, we reacted to the improving economic conditions. For example, we increased our activity on our operated assets in Wyoming, doubling our fleet of operating drilling rigs by adding two new drilling rigs. Our PUD capital increased from $1.3 billion at year-end 2012 to $1.64 billion at year-end 2013, and our development plan was more widespread geographically as a wider spectrum of future development locations again became economic.

•	Submit an analysis of changes in your PUD reserves, covering the 2009 through 2013 fiscal years, including a schedule stratifying for each year-end estimate, the quantity of such reserves initially claimed in that period and each preceding period; and for each strata, showing the conversions each period, percentage that such conversions are of the beginning reserve strata balance, and having all other adjustments distinguished by type, reconciling each strata between the year-end estimates.

Response: Please see Schedule 1 to this letter.

•	Identify the percentage of each addition to PUD reserves for each of the preceding five years that relate to locations for which reserves had been claimed in an earlier period but which were derecognized prior to reclaiming the reserves; and for any such instances identify the year-end PUD reserve estimates that included reserves for these locations.

Response: Please see Schedule 2 to this letter.

•	Submit an analysis of the PUD reserve locations that had been scheduled to be drilled in 2011 in your year-end 2010 reserve report, and in 2012 in your year-end 2011 reserve report, and in 2013 in your year-end 2012 reserve report, compared to those PUD locations that were actually drilled during each of these fiscal years, noting all differences between the specific locations and number of locations that were drilled. The extent to which you drilled locations for which PUD reserves had not been claimed at the end of the preceding fiscal year should also be clear.

Response: Please see Schedule 3 of this letter.

We strive to implement our sanctioned development plan, but unanticipated events, most of which are beyond our control, cause our actual drilling schedule to be different from the development plan. Among the more material of these events are:

•	As discussed above, by far the most significant cause of changes in our PUD reserves over the last five years has been changes in natural gas prices between the time of preparation of the reserve report and the actual investment.

•	The Pinedale field is located in an environmentally sensitive area of Sublette County, Wyoming, and development of the field, including the location and timing of our oil and gas operations, is heavily regulated. We work closely with government regulators, service providers and other stakeholders to develop our reserves in an environmentally responsible manner, and at times, we change our drilling plans by substituting probable and possible well locations for PUD locations to minimize our environmental footprint. We believe that our large number of drilling locations and our ability to adjust our drilling plans to operate in an environmentally responsible manner or to take advantage of the unanticipated availability of higher return opportunities is a competitive advantage.

Letter to Division of Corporate Finance

October 17, 2014

•	Decisions by the operators of our non-operated properties based on their economic and portfolio considerations also cause our non-operated PUD locations not to be drilled as scheduled. As described above, we take steps to include in our non-operated PUD locations those wells that we believe will be drilled within five years. However, we are unable to control the activities of the operators of our non-operated properties.

•	Significant acquisitions and divestitures may cause us to revise our drilling plans to increase activities on acquired properties and eliminate activities on divested properties.

•	Submit a schedule listing the names of the fields and locations that relate to the upward and downward revisions in your PUD reserves for each of the last three fiscal years, organized by the directional change, and specifying the associated reserves, salient economic criteria including internal rates of return associated with each prospect, and any other material factors that led to a change in your investment decisions and the underlying drilling schedules. Supplement this schedule with a narrative explaining how the facts and circumstances differ as they relate to your decisions to remove PUD reserve locations from your drilling schedule and to add other PUD reserve locations to your drilling schedule.

Response:

Please see Schedule 4 to this letter. Please also see the explanation above under the third and fifth bullet point to item 1 of the Comment Letter for a discussion of the reasons that Ultra’s PUD development schedule changed.

2.	We note that your annual PUD reserve conversion rates have ranged from 6% to 12% for 2010 through 2013, with cumulative conversions amounting to 912,103 MMcfe, and development costs of $1,918 million. Given that such conversions represent 53% of your 2013 year-end estimate of PUD reserves, please submit an explanation and detailed analysis showing how you determined that the $1,758 million estimate of development costs mentioned in your response to prior comment one would be sufficient to convert all of the PUD reserves. Also submit a schedule reconciling the amounts you have disclosed as conversion costs with the development costs reported in the notes to your financial statements. Tell us the conversion costs for each of the last five years and describe the activities that were undertaken with the balance of the development costs reported and the status of any properties that were associated with these expenditures.

Response:

Future development costs of $1,758MM is our estimated costs to develop the drilling locations booked as PUD reserves in our year-end 2013 reserve report. This estimate is based on the recent historical costs to drill, complete and equip future our operated and non-operated wells, and the estimate is validated by our independent reserve auditors.

The cost used to drill, complete, and equip future company operated wells in Pinedale is $3.8 million per well. Between 2011-2013, Ultra’s drilling costs decreased from $4.8 million to $3.8 million per well as efficiencies and technological advancements were implemented, so less capital is required to develop our future drilling locations on a dollar per unit volume basis than in prior years.

The table below (Table 2) shows the costs (in $MMs) we anticipate incurring to develop the PUD reserves reflected in our year-end 2013 reserve report. The capital represented in the first three lines of the table is the expected cost to drill, complete and equip our PUD locations. The fourth

Letter to Division of Corporate Finance

October 17, 2014

line is mostly our expected plugging and abandonment costs. Although we do not expect to pay these costs for decades (until the end of the wells’ productive life), we included it in the $1,758MM of future development costs to be thorough and conservative.

Table 2:

Capital Projects	2014	2015	2016	2017	2018	2019
Ultra Operated	$297	$291	$320	$201	$184	$5
QEP Operated	$38	$102	$130	$62	$—	$—
SWEPI Operated	$15	$—	$—	$—	$—	$—
Abandonment Costs, other	$60	$16	$18	$11	$8	$0

Total	$410	$409	$468	$274	$191	$5

Table 3 below sets forth a schedule reconciling the amounts we disclosed as conversion costs with the development costs reported in the notes to our financial statements.

Table 3:

2012 – Expense Categories	Capital (in $MMs)	2013 – Expense Categories	Capital (in $MMs)
PUD Conversion	$199.87	PUD Conversion	$102.26
Gathering/Facilities	$159.60	PDNP Conversion	$37.97
PDNP Conversion	$132.10	Facilities	$5.51
Workovers/Construction	$19.97	Workovers/Construction	$6.02
G&A	$12.60	G&A	$11.03
Previously PDP Wells [1]	$42.20	Previously PDP Wells	$12.13
PDNP to PDNP [2]	$14.53	PNDP to PDNP	$2.67
PUD to TPUD [3]	$5.37	PUD to TPUD	$3.53
PUD to PUD [4]	$1.38	PUD to PUD	$5.62

Total	$587.62	Total	$186.75

[1]	Costs for capital investments in locations that were in PDP status at the time of the investment and remained in PDP status at the time of the next reserve report.
[2]	Costs for capital investments in locations that were in PDNP status at the time of the investment and remained in PDNP status at the time of the next reserve report.
[3]	Costs for capital investments in locations that were in PUD status at the time of the investment and were moved to unproved status at the time of the next reserve report.
[4]	Costs for capital investments in locations that were in PUD status at the time of the investment and remained in PUD status at the time of the next reserve report.

Letter to Division of Corporate Finance

October 17, 2014

Table 4 below lists our total development costs and PUD conversion costs for 2010, 2011, 2012 and 2013. We account for all capital we invest in our proved properties – both proved developed and proved undeveloped – as development capital. As noted in Table 3 above, the activities we conducted with development capital other than PUD conversions included workovers and related construction, PDNP conversions, installation and construction of gathering and other facilities, reclamation, and other capital projects on our proved developed properties. Please also note that while we were preparing Tables 3 and 4, we discovered an immaterial difference (~$7 million) between the PUD conversion costs reported in our year-end 2012 Form 10-K and the PUD conversion costs reported in Tables 3 and 4 in this letter. The difference relates to the inadvertent inclusion in PUD conversion costs of costs in the PUD to TPUD category and PUD to PUD categories in the 2012 columns of Table 3.

Table 4:

Year	Development Cost ($MM)	PUD Conversion Cost ($MM)
2010	$470	$300
2011	$676	$411
2012	$588	$200
2013	$187	$102

Total	$1,920	$1,019

*        *        *

Should you or your Staff have any questions concerning the enclosed materials, please contact me at (281) 582-6611.

Sincerely,

ULTRA PETROLEUM CORP.

/s/ Garrett B. Smith
Garrett B. Smith
Principal Counsel

Schedule 1

2009 PUD Reserves and Conversions		Original Booked Reserves

	PUD Count	Net Gas Reserves (MCF)	Net Oil (BBL)
Original Balance	790	2,194,788	17,558

		YE09 Book Conversions		% Conversions						% Conversions
Development Year	Cum. Location Conversions	Net Gas Reserves (MMCF)	Net Oil (MBO)	Locations	Reserves	Development Year	Cum. Location Conversions (PUD Only)	Cum. Total Conversions (PUD+ Non-PUD)	PUD Locations	Total Locations (PUD + PRB+ POS)	PUD Reserves
2010	106	265,837	2,127	17%	12%	2010	106	419	17%	53%	12%
2011	185	466,690	3,734	26%	21%	2011	185	938	26%	119%	21%
2012	227	564,219	4,514	31%	26%	2012	227	1243	31%	157%	26%
2013	272	711,525	5,692	37%	32%	2013	272	1414	37%	179%	32%
2014 (YTD)	328	937,293	7,498	45%	43%	2014 (YTD)	328	1537	45%	195%	43%

2010 PUD Reserves and Conversions		Original Booked Reserves

	PUD Count	Net Gas Reserves (MCF)	Net Oil (BBL)
Original Balance	1036	2,521,458	20,671

		YE10 Book Conversions		% Conversions						% Conversions
Development Year	Cum. Location Conversions	Net Gas Reserves (MCF)	Net Oil (BBL)	Locations	Reserves	Development Year	Cum. Conversions	Cum. Total Conversions (PUD+ Non-PUD)	Locations	Total Locations (PUD + PRB+ POS)	PUD Reserves
2011	159	317,546	2,576	15%	13%	2011	159	515	15%	50%	13%
2012	201	414,585	3,396	19%	16%	2012	201	820	19%	79%	16%
2013	249	566,769	4,560	24%	22%	2013	249	991	24%	96%	22%
2014 (YTD)	318	786,874	6,406	31%	31%	2014 (YTD)	318	1114	31%	108%	31%

2011 PUD Reserves and Conversions		Original Booked Reserves

	PUD Count	Net Gas Reserves (MCF)	Net Oil (BBL)
Original Balance	1641	2,805,163	21,287

		YE11 Book Conversions		% Conversions						% Conversions
Development Year	Cum. Location Conversions	Net Gas Reserves (MCF)	Net Oil (BBL)	Locations	Reserves	Development Year	Cum. Conversions	Cum. Total Conversions (PUD+ Non-PUD)	Locations	Total Locations (PUD + PRB+ POS)	PUD Reserves
2012	144	165,770	1,161	9%	6%	2012	144	287	9%	17%	6%
2013	262	335,793	2,146	16%	12%	2013	262	456	16%	28%	12%
2014 (YTD)	355	545,792	3,978	22%	19%	2014 (YTD)	355	576	22%	35%	19%

2012 PUD Reserves and Conversions		Original Booked Reserves

	PUD Count	Net Gas Reserves (MCF)	Net Oil (BBL)
Original Balance	595	1,145,451	7,606

		YE12 Book Conversions		% Conversions						% Conversions
Development Year	Cum. Location Conversions	Net Gas Reserves (MCF)	Net Oil (BBL)	Locations	Reserves	Development Year	Cum. Conversions	Cum. Total Conversions (PUD+ Non-PUD)	Locations	Total Locations (PUD + PRB+ POS)	PUD Reserves
2013	76	125,363	851	13%	11%	2013	76	171	13%	29%	11%
2014 (YTD)	134	246,229	1,711	23%	22%	2014 (YTD)	134	310	23%	52%	22%

2013 PUD Reserves and Conversions		Original Booked Reserves

	PUD Count	Net Gas Reserves (MCF)	Net Oil (BBL)
Original Balance	781	1,632,475	13,553

		YE13 Book Conversions		% Conversions						% Conversions
Development Year	Cum. Location Conversions	Net Gas Reserves (MCF)	Net Oil (BBL)	Locations	Reserves	Development Year	Cum. Conversions	Cum. Total Conversions (PUD+ Non-PUD)	Locations	Total Locations (PUD + PRB+ POS)	PUD Reserves
2014 (YTD)	97	227,942	1,826	12%	14%	2014 (YTD)	97	128	12%	16%	14%

Schedule 2

PUD BOOK YEAR	TOTAL PUD RESERVES (Mmcfe)	TOTAL PUD with PRIOR PERIOD DEMOTION (Mmcfe)	% OF PUD WITH PRIOR PERIOD DEMOTION
YE13	1,713,792	1,638,442	96%
YE12	1,191,087	869,394	73%
YE11	2,932,885	1,861,840	63%
YE10	2,645,484	1,269,652	48%
YE09	2,300,136	615,811	27%

Schedule 3

YE Report	PUD Location Count	Year 1 Planned PUD Conversion	Year 1 Actual PUD Conversions	Planned Conversion Rate	Actual Conversion Rate	Non-PUD Conversions	Total Conversions	Total % Conversions Relative to PUD
YE12	596	73	62	12%	10%	95	157	26%
WYO	536	73	62	14%	12%	59	121	23%
PENN	60	0	0	0%	0%	36	36	60%
YE11	1641	238	144	15%	9%	148	292	18%
WYO	1512	203	135	13%	9%	48	183	12%
PENN	129	35	9	27%	7%	100	109	84%
YE10	1036	208	159	20%	15%	356	515	50%
WYO	1036	208	159	20%	15%	107	266	26%
PENN	0	0	0	0	0	249	249	n/a

SCHEDULE 4

YE13 PUD POOL BREAKDOWN BY TRANSFERS

State	YE13 PUD CHANGE	Location Count	YE13 Net Gas (Mmcf)	YE13 Net Oil (Mbo)	YE12 NET GAS (Mmcf)	YE12 NET OIL (Mbo)
PA		101	204,904	0	148,965	0

	Conversion (Non-PUD)	36	46,356	0	0	0
	Transferred to PUD	5	10,409	0	0	0
	Transferred to PRB	60	148,139	0	148,965	0
WY		1171	2,253,681	18,805	1,681,552	13,421

	Conversion (PUD)	60	68,672	580	99,775	681
	Remained PUD	183	364,521	3,003	375,658	2,961
	Conversion (Non-PUD)	59	84,319	713	14,549	92
	Transferred to PUD	593	1,257,545	10,550	703,624	5,893
	Transferred to PRB	276	478,624	3,958	487,947	3,794

Grand Total		1272	2,458,585	18,805	1,830,517	13,421

YE12 PUD POOL BREAKDOWN BY TRANSFERS

State	YE12 PUD CHANGE	Location Count	YE12 NET GAS (Mmcf)	YE12 NET OIL (Mbo)	YE11 NET GAS (Mmcf)	YE11 NET OIL (Mbo)
PA		384	225,036	0	400,649	0

	Remained PUD	36	88,903	0	85,946	0
	Conversion (Non-PUD)	100	44,055	0	122,283	0
	Conversion (PUD)	19	24,680	0	18,818	0
	Transferred to PUD	24	60,061	0	30,246	0
	Transferred to PRB	205	7,337	0	143,356	0
WY		1965	1,967,772	15,589	3,263,707	27,055

	Remained PUD	220	330,581	2,501	346,637	2,754
	Conversion (Non-PUD)	43	43,354	319	54,673	421
	Conversion (PUD)	143	117,108	891	146,952	1,161
	Transferred to PUD	315	658,387	5,105	660,342	5,346
	Transferred to PRB	1244	818,343	6,773	2,055,104	17,372

Grand Total		2349	2,192,808	15,589	3,664,356	27,055

YE11 PUD POOL BREAKDOWN BY TRANSFERS

State	YE11 PUD CHANGE	Location Count	YE11 NET GAS (MMmcf)	YE11 NET OIL (Mbo)	YE10 NET GAS (MMmcf)	YE10 NET OIL (Mbo)
PA		509	529,506	0	714,874	0

	Conversion (Non-PUD)	249	281,386	0	315,453	0
	Transferred to PUD	260	248,120	0	399,421	0
WY		2001	3,209,024	26,730	3,561,764	28,992

	Remained PUD	756	1,759,765	14,657	1,874,506	15,332
	Conversion (Non-PUD)	107	98,848	734	123,348	953
	Conversion (PUD)	163	240,809	2,019	317,546	2,576
	Transferred to PUD	851	788,928	6,631	911,852	7,330
	Transferred to PRB	124	320,674	2,689	334,512	2,800

Grand Total		2510	3,738,530	26,730	4,276,637	28,992